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FEB 28 2020
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMDEN FINANCIAL SERVICES

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10990 WILSHIRE BLVD., SUITE 1200
(No. and Street)

LOS ANGELES (City) CA (State) 90024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louie Ucciferri 818-481-7641
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DYLANFLOYD ACCOUNTING AND SOLUTIONS
(Name – *if individual, state last, first, middle name*)

20909 JUDAH LANE (Address) NEWHALL (City) CA (State) 91321 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Luigi Ucciferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAMDEN FINANCIAL SERVICES, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

*SEE ATTACHED CALIFORNIA JURAT

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of VENTURA

Subscribed and sworn to ~~(or affirmed)~~ before me on this 26 day of FEBURARY, 2020, by
Date Month Year

(1) LUIGI UCCIFERRI

(and ~~(2)~~ ______),
Name~~(s)~~ of Signer~~(s)~~

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

MARK A. ESPINOZA
Notary Public - California
Ventura County
Commission # 2162274
My Comm. Expires Aug 8, 2020

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Additional Information:	
Computation and Reconciliation of Net Capital Pursuant to Rule 15c3-1	9
Reconciliation of Net Capital	10
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	11
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3	12
Report of Independent Registered Public Accounting Firm	13
Exemption Report Pursuant to SEC Rule 17a-5	14
Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	15
Schedule of Assessment and Payments (Form SIPC-7)	16-17

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Camden Financial Services

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Camden Financial Services as of December 31, 2019, the related statements of income, changes in shareholders' equity, and cash flows for the 2019 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Camden Financial Services as of December 31, 2019 and the results of its operations and its cash flows for the 2019 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Camden Financial Services management. Our responsibility is to express an opinion on Camden Financial Services financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Camden Financial Services in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of Net Capital Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Camden Financial Services financial statements. The supplemental information is the responsibility of Camden Financial Services management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Albert Garcia, CPA
DylanFloyd Accounting & Consulting

We have served as the Company's auditor since 2019.

Newhall, California
February 25, 2020

CAMDEN FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash		$ 72,730
Accounts Receivable		79,047
Total Assets		$151,777
LIABILITIES AND STOCKHOLDERS EQUITY		
Liabilities:		
Accounts payable and accrued expenses		$78,765
Total liabilities		$78,765
Stockholder's Equity		
Common stock, no par value, Authorized 1,000,000 shares; issued and outstanding 10,000 shares	10,000	
Paid in capital	31,430	
Retained earnings	31,582	
Total stockholder's equity		73,012
Total liabilities and stockholder's equity		$151,777

CAMDEN FINANCIAL SERVICES
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2019

Revenues:		
Investment Banking Fees		$ 2,293,750
Commissions and concessions		349,250
Legal Settlement		1,925,000
Other income		5,053
Total revenues		4,573,053
Expenses:		
Investment Banking Fees	709,800	
Commissions	247,045	
Office Expenses	3,512,330	
Registration fees	23,972	
Other expenses	73,413	
Total expenses		4,566,650
Income before income taxes		6,493
Income taxes		800
Net Income		$5,693

CAMDEN FINANCIAL SERVICES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional paid in Capital	Retained Earnings	Total
Balance, beginning of year	$10,000	$31,430	$25,889	$67,319
Capital Contributions	-	-	-	
Net income for the year ended December 31, 2019			5,693	5,693
Balance end of year	$10,000	$31,430	$31,582	$73,012

CAMDEN FINANCIAL SERVICES
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:		
Net income		$5,693
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in accounts receivable	(79,047)	
Increase in commissions and other payables	70,002	
Total adjustments		(9,045)
Net cash flows used by operating activities		(3,352)
Net decrease in cash		(3,352)
Cash at beginning of year		76,082
Cash at end of year		$72,730

The accompanying notes are an integral part of these financial statements

(1) Summary of Significant Accounting Policies

Nature of Business

Camden Financial Services ("the Company") is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in Los Angeles, California. The Company is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company is engaged in business as a securities broker-dealer that provides several classes of services, including sales of mutual funds, limited partnership interests, merger and acquisition advisory services, and the private placement of securities.

Under its membership agreement with FINRA, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities and Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Uses of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements estimates.

New and Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (Topic 606), that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing,

and uncertainty of revenue that is recognized. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of ASU 2014-09, as amended, did not result in a material change in the timing of revenue recognition or a material impact on our financial position, results of operations, or cash flows from adopting this standard.

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital.

Revenue Recognition

The Company receives commissions in accordance with terms stipulated in its sales agreements with investment companies. Commissions are recognized as earned when the transactions are closed per the agreements.

Receivables generated each month as a result of mutual fund transactions are recognized on the balance sheet at month end.

Major Customers/Suppliers

During the year ended December 31, 2019, the Company received approximately 77% of its revenues from three individual clients.

Income Taxes

Income tax expense consists of the following:

	Current	Deferred	Total
Federal	-	-	-
California	$800	-	$800
Total	$800	-	$800

The Company accounts for income taxes in accordance with FASB ASC 740 Income Taxes, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing temporary differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred taxes are not material for the year ending December 31, 2019.

The Company's filed Federal and California income tax returns are subject to examination by the taxing authorities for up to three and four years, respectively, after filing.

(2) Net Capital

The Company is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires a ratio of indebtedness to net capital not to exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2019, the net capital ratio was 1.08 to 1 and the net capital was $73,012 which exceeded the required minimum by $67,762.

(3) Commitments and Related Party Transactions

On August 1, 2019, the Company entered into an expense sharing agreement with Cappello Global, LLC, a branch office of the Company, whereby the Company shall pay an allocated percentage of shared costs and expenses related to certain employees, facilities, and other goods and services. During 2019, the firm paid Cappello Global $28,520 pursuant to the expense sharing agreement.

(4) Subsequent Events

Management has evaluated subsequent events including transactions occurring after year end through the date the financial statements were available for issuance which was February 25, 2020. No transactions or events were found that were material to require recognition in the financial statements.

CAMDEN FINANCIAL SERVICES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2019

Total equity from statement of financial condition	$73,012
Less: non-allowable assets	0
Net Capital	$73,012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 5,250
Minimum dollar net capital	$5,000
Net capital requirement (greater of above)	$5,250
Excess net capital	$ 67,762

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$78,765
Ratio of aggregate indebtedness to net capital	1.08 to 1
Percentage of debt to debt-equity total Computed in accordance with Rule 15c3-1(d)	N/A

CAMDEN FINANCIAL SERVICES

RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2019

Net Capital as reported in unaudited Focus Report Part IIA	$73,812
Adjustment:	
Accounts Payable	(800)
Net Capital as reported in audited financial statements	$73,012

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reason noted above. The difference is not material. As such, the Company was in compliance with the minimum net capital requirement.

CAMDEN FINANCIAL SERVICES
COMPUTATION FOR DETERMINATION OR RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3
DECEMBER 31, 2019

Not applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

CAMDEN FINANCIAL SERVICES

INFORMATION RELATING TO THE POSSESSION

OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2019

Not applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

CPA

DylanFloyd Accounting & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Camden Financial Services

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Camden Financial Services (the "Company") identified the following provision of 17 C.F.R 15c3-3k under which the Company claimed an exemption from 17 C.F.R 240.15c3-3: k(2)(i) the exemption provisions and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Albert Garcia, CPA

DylanFloyd Accounting & Consulting
Newhall, California
February 25, 2020

CAMDEN FINANCIAL SERVICES
EXEMPTION REPORT
DECEMBER 31, 2019

Camden Financial Services operates pursuant to the (k)(2)(i) exemption provision of SEC Rule 15c3-3.

During the year ended December 31, 2019, the Firm met the provisions of this exemption without exception

Louie Ucciferri
Financial and Operations Principal

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURESREPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders
Camden Financial Services

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerate below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2019, which were agreed to by Camden Financial Services(the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc. (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed at our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Albert Garcia, CPA

DylanFloyd Accounting & Consulting
Newhall, California
February 25, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

37303 FINRA DEC
CAMDEN FINANCIAL SERVICES
10990 Wilshire Blvd.. Suite 1200
Los Angeles, CA 90024

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Louie Ucciferri 818-481-7641

WORKING COPY

2. A. General Assessment (item 2e from page 2) $6,533

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,251)
7/29/19
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,282

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $2,282

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $2,282

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CAMDEN FINANCIAL SERVICES
(Name of Corporation, Partnership or other organization)

Louie Ucciferri
(Authorized Signature)

Dated the 10th day of February, 20 20.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,573,053
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	217,988
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$4,355,065
2e. General Assessment @ .0015	$6,533
	(to page 1, line 2.A.)